Exhibit 99.4
EnCana Corporation
Supplemental Financial Information (unaudited)
Exhibit to March 31, 2009 Consolidated Financial Statements
CONSOLIDATED FINANCIAL RATIOS — MEDIUM TERM NOTES & DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the Company’s continuous offering of medium term notes and debt securities and are for the 12-month period then ended.

	March 31
	2009	2008

Interest coverage on long-term debt:

Net earnings	18.7	10.2

Cash flow	19.3	22.3